                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF MARCH 2005

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  X               Form 40-F
                              ---                        ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
                is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                       Yes                         No  X
                           ---                        ---

                            WHARF FINAL RESULTS 2004:
                         POISED TO TAKE ON THE UP-CYCLE


      "With the end of deflation in July 2004, Hong Kong is once again the Hong Kong we are all familiar with..."

      "Having dealt with the unprecedented 15 years of political transition of sovereignty pre-1997 and worked through the more than six years of continuous deflation post-1997, Hong Kong is vibrant and is ready as ever to take on the world."

                                                            Peter K C Woo


HONG KONG, MARCH 15, 2005 ...... The Board of Directors of The Wharf (Holdings)
Limited ("Wharf") announced today that the Group profit attributable to shareholders for the year ended December 31, 2004 amounted to HK$3,767 million, an increase of 24 per cent as compared with the previous year. Earnings per share were HK$1.54, compared to HK$1.24 recorded in 2003.

Valuations of the Group's investment and hotel properties rose by HK$11 billion or 20 per cent in 2004 as compared with a year ago.

The Group recommended a final dividend of 36 cents per share, bringing the total dividend for the year to 68.75 cents per share.

"With the end of deflation in July 2004, Hong Kong is once again the Hong Kong we are all familiar with," Wharf's Chairman Peter K.C. Woo said.

"As a result of the Individual Traveller Scheme (ITS), CEPA-driven business opportunities and China's continuous economic development, local businesses recuperated and prospered as demand perked up," Mr Woo pointed out.

Commenting on the 2004 results, he said the Group's core businesses performed well with solid growth in profit. Mr Woo said Harbour City and Times Square had another year of success in terms of mall popularity and sales revenue per square foot. There was a strong recovery of the Group's hotel business from 2003. Both i-CABLE and Wharf T&T reported new highs in subscription and installed fixed lines. Modern Terminals handled 4.35 million TEUs in Kwai Chung, which is 9.1 per cent higher than the record 4 million TEUs in 2003.

The Group's net borrowing costs decreased by HK$241 million or 50 per cent to HK$239 million for 2004 from HK$480 million in the previous year. The Group's average borrowing cost was 1.56 per cent p.a., reduced from 2.66 percent p.a. in 2003.

The HK$550 million non-recurrent property provision write-back was partially offset by Wharf T&T's write-down of HK$298 million for impairment of certain network assets.

Excluding the afore-mentioned non-recurring items, the Group's net profit would be HK$3,515 million in 2004, an increase of HK$393 million or 13 per cent compared to HK$3,122 million in 2003.

The Group's turnover for the year was HK$11,953 million, an increase of HK$700 million or 6 per cent against HK$11,253 million in 2003. The increase in turnover was primarily attributable to the improvement in revenue from property investments, hotel and i-CABLE. Group operating profit before borrowing costs amounted to HK$5,252 million, increased by HK$202 million or 4 per cent from HK$5,050 million in 2003.

The Group reported the activities of its key business assets during the year as follows:


PROPERTY
--------

In 2004, the Property Investment segment's revenue grew to HK$4,645 million while operating profit saw an increase to HK$3,103 million.


WHARF ESTATES LIMITED
---------------------

HARBOUR CITY
Harbour City generated a turnover of HK$3,061 million for 2004, an increase of HK$329 million over 2003, mainly derived from improvement in retail rentals and hotel revenue.

Retail
The marked increase in tourists arrivals from mainland as well as other markets gave rise to a surge in local confidence, resulting in a sharp upswing in Hong Kong's retail market. Amidst such operation environment, Harbour City's retail occupancy achieved an average occupancy of 98 per cent throughout 2004. All new leases and renewals recorded favourable rental growth.

Widely regarded as the "Champs Elysees" of Hong Kong, Canton Road continued to witness a growing presence of top-tier international retailers. It has become a not-to-be-missed attraction for affluent locals and tourists alike.

Offices
Harbour City's office occupancy rose steadily to 95 per cent at year-end. With 75 per cent of retention rate for office tenancies that expired in 2004 and new letting commitments totalling about 750,000 square feet, there was a net takeup of 450,000 square feet during the year under review.

Tsim Sha Tsui is fast becoming Hong Kong's core Central Business District for companies associated with the Pearl River Delta and the mainland markets. With the absence of major new office supply in the area, the Group stands to benefit from the growing office leasing demand.

Apartments and Hotels
During the year, Gateway Apartments' occupancy grew sharply to 83 per cent. About 67 per cent of tenancies have durations of 12 months and above.

Led by the strong recovery in tourist arrivals, the three hotels at Harbour City together have recorded a 43 per cent increase in revenue versus a year ago. The consolidated occupancy for the three Macro Polo hotels at Harbour City increased markedly to 91 per cent for the year under review.

TIMES SQUARE
Total revenue generated by Times Square amounted to HK$837 million.

Retail
Times Square's retail occupancy maintained at about 96 per cent. Favourable rental growth was recorded during the year. In 2004, a host of international brands and popular restaurants were added to Times Square's tenant list. The refurbishment of Basement 2 was completed in last August with the addition of a mix of quality retailers generating higher rentals.

Offices
The occupancy rate of Times Square offices reached 95 per cent at the end of 2004. Total floor area committed in 2004 was more than 210,000 square feet, almost a double of that for 2003. During the year under review, approximately 73 per cent of all expiring leases were renewed and favourable rental growth has been recorded.


WHARF ESTATES DEVELOPMENT LIMITED
---------------------------------

The property development segment's revenue and operating profit for 2004 is comparable to that of 2003.

At the end of December 2004, cumulative sales of Bellagio Phase I and II reached 1,690 units (99 per cent sold), realizing proceeds of about $4.1 billion. As for Phase III and IV, presales of which was launched in early September 2004, cumulative sales reached 684 units (40 per cent sold), realizing proceeds of about HK$2.5 billion.

As for Wharf Peak Portfolio, while Chelsea Court was fully let, Mountain Court and No. 1 Plantation Road recorded 83 per cent and 81 per cent occupancy respectively as at the end of 2004.


CME
---

WHARF COMMUNICATIONS LIMITED
----------------------------

i-CABLE
Buoyed by an improving economy, consolidated net profit of the listed i-CABLE rose by 29 per cent, surpassing all previous records, despite intensified competition in its core markets in 2004. During the year under review, the company timely launched its own triple-play offers following the launch of VoIP service to further enhance competitiveness of its CME products.

Backed by continuous subscription growth in both Pay TV and Broadband business as well as the remarkable increase in commercial airtime sales of i-CABLE, the total revenue of CME segment rose to HK$3,844 million, an increase of HK$266 million or 7 per cent over HK$3,578 million achieved in 2003. The aggregate operating profit also recorded an increase of HK$24 million or 6 per cent to current year's HK$456 million.

Pay TV subscribers grew by 7 per cent year-on-year to 702,000 at the end of 2004. Turnover increased by HK$154 million or 9 per cent to HK$1,888 million with operating profit rose by HK$25 million or 6 per cent to reach HK$469 million.

Internet and multimedia revenue for 2004 increased by HK$72 million or 18 per cent to HK$481 million. Its operating loss almost halved to HK$44 million as compared to HK$85 million in 2003. The improvement was primarily due to year-on-year growth in broadband subscribers of about 34,000 or 13 per cent to 291,000 at the end of December 2004.

Wharf T&T
Wharf T&T increased its telecommunications revenue by HK$17 million or 1 per cent to HK$1,252 million. Its installed base of fixed line grew by 42,000 lines to 475,000 lines with market share of 12 per cent as at the end of December 2004. Revenue from fixed-line telephony services rose by 7 per cent to HK$1,046 million, whilst IDD revenue declined by 19 per cent to HK$206 million. The ratio between fixed lines and IDD improved to 5:1 for 2004 (2003: 4:1).


CHINA
-----

WHARF CHINA LIMITED
-------------------

Logistics
The total revenue contributed by the logistics segment, mainly from the company's 55.3 per cent-owned subsidiary Modern Terminals, was HK$3,347 million, an increase of HK$126 million or 4 per cent as compared with the previous year. Modern Terminals' total throughput for 2004 increased by 9.1 per cent or 362,000 TEUs against that of 2003 to 4.35 million TEUs. At the end of 2004, Modern Terminals' market share remained at about one-third of the total market in Kwai Chung.

Property
All on-going projects in China are progressing in accordance with plans. A 570,000-square-foot department store was opened in Chongqing Times Square in December 2004. Both Wuhan Times Square and Dalian Times Square are expected to be completed in the fourth quarter of 2007.

In Shanghai, foundation works for the development located at 1717 Nangjing Xi Road in Shanghai has commenced. With cutting-edge specifications and state-of-the-art facilities, this 1.59 million-square-foot Grade A office tower boasts a walking linkage to a major mass transit subway station. Completion for the development is targeted for 2008.

The Group's other property development projects in Shanghai, including Shanghai Wellington Garden (562,000 sq.ft.) and Shanghai Parc Royal (802,000 sq.ft.), are also progressing according to schedule.

GOING FORWARD
-------------

"Hong Kong is a truly amazing city and story," Mr Woo said. "Having dealt with the unprecedented 15 years of political transition of sovereignty pre-1997 and worked through the more than six years of continuous deflation post-1997, Hong Kong is vibrant and is ready as ever to take on the world."

"Going forward, Wharf is well-poised to take on the up-cycle. We look to a future that is fulfilling and eventful." he said.

                                       ###

                      (THE WHARF (HOLDINGS) LIMITED LOGO)
                          THE WHARF (HOLDINGS) LIMITED
                            2004 RESULTS ANNOUNCEMENT


o    Group profit amounted to HK$3,767 million, an increase of 24%.

o    Earnings per share were HK$1.54 (2003: HK$1.24).

o    Solid profit growth was largely driven by:

     -    steady growth in retail rental income

     -    recovery in hotel operations from low base of 2003

     -    improved profitability of i-CABLE

     -    reduction in borrowing cost

o There were non-recurrent property write-backs of HK$550 million which were partially off-set by Wharf T&T's write-down of HK$298 million for certain network assets impairment.

o Profit excluding non-recurrent items amounted to HK$3,515 million, an increase of 13% (2003: HK$3,122 million).

o Turnover was HK$11,953 million, an increase of 6% (2003: HK$11,253 million).

o Property Investment : revenue and operating profit grew to HK$4,645 million and HK$3,103 million respectively (2003: HK$4,275 million and HK$2,901 million respectively).

o CME (Communications, Media and Entertainment) : total revenue and aggregate operating profit of the segment rose by 7% to HK$3,844 million and by 6% to HK$456 million respectively (2003: HK$3,578 million and HK$432 million respectively). The net profit of i-CABLE increased by 29% to HK$284 million (2003: HK$220 million).

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

o Logistics : total revenue, mainly contributed by Modern Terminals, was HK$3,347 million, an increase of 4% (2003: HK$3,221 million). Operating profit was HK$1,840 million, an increase of 1% (2003: HK$1,827 million).

o Net borrowing costs decreased by 50% to HK$239 million (2003: HK$480 million). Average borrowing cost was 1.56% p.a. (2003: 2.66% p.a.).

o    Consolidated net asset value increased to HK$26.63 per share (2003:
     HK$21.09 per share) due mainly to the net attributable appreciation of HK$11,183 million in the Group's investment and hotel property portfolio.

o Net debt was HK$14.1 billion, decreased substantially from 2003's HK$17.0 billion. Net debt to total assets and net debt to shareholders' equity improved to 15.4% and 21.6% respectively (2003: 21.4% and 32.9% respectively).


DIVIDENDS

An interim dividend in respect of the year ended December 31, 2004 of 32.75 cents (2003: 32.75 cents partly in cash and partly in shares) per share was paid on October 19, 2004, absorbing a total amount of HK$802 million (2003: HK$802 million). The Directors have recommended for adoption at the Annual General Meeting to be held on Wednesday, May 18, 2005 the payment on May 25, 2005 to Shareholders registered on May 18, 2005 of a final dividend in respect of the year ended December 31, 2004 of 36 cents (2003: 28 cents) per share, absorbing a total amount of HK$881 million (2003: HK$685 million).

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2004

                                                                                      2004                  2003
                                                                 Note          HK$ MILLION           HK$ Million

 Turnover                                                        (1)                11,953                11,253
 Other net income                                                (2)                    15                    33
                                                                               -----------           -----------
                                                                                    11,968                11,286
 Direct costs and operating expenses                                                (4,204)               (3,910)
 Selling and marketing expenses                                                       (577)                 (519)
 Administrative and corporate expenses                                                (534)                 (515)
                                                                               -----------           -----------
 Operating profit before depreciation,
   amortisation, interest and tax                                                    6,653                 6,342
 Depreciation and amortisation                                                      (1,401)               (1,292)
                                                                               -----------           -----------
 Operating profit                                                (1)                 5,252                 5,050
 Borrowing costs                                                 (3)                  (239)                 (480)
 Net other charges                                               (4)                  (190)                 (107)
 Share of profits less losses of associates                      (5)                   748                   292
 Share of losses of a jointly controlled entity                                         (2)                    -
                                                                               -----------           -----------
 Profit before taxation                                                              5,569                 4,755
 Taxation                                                        (6)                  (953)                 (952)
                                                                               -----------           -----------
 Profit after taxation                                                               4,616                 3,803
 Minority interests                                                                   (849)                 (760)
                                                                               -----------           -----------
 Profit attributable to shareholders                                                 3,767                 3,043
                                                                               ===========           ===========
 Dividends attributable to the year
  Interim dividend declared during the year                                            802                   802
  Final dividend proposed after the balance
   Sheet date                                                                          881                   685
                                                                               -----------           -----------
                                                                                     1,683                 1,487
                                                                               ===========           ===========
Earnings per share
  Basic                                                          (7)               HK$1.54               HK$1.24
                                                                               ===========           ===========
  Diluted                                                        (7)               HK$1.54               HK$1.24
                                                                               ===========           ===========
Dividend per share
  Interim - paid                                                               32.75 CENTS           32.75 cents
  Final - proposed                                                             36.00 CENTS           28.00 cents
                                                                               -----------           -----------
                                                                               68.75 CENTS           60.75 cents
                                                                               ===========           ===========


The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

NOTES TO THE ACCOUNTS

(1)  TURNOVER AND OPERATING PROFIT

     (a)  SEGMENT INFORMATION
          BUSINESS SEGMENTS


                                                SEGMENT REVENUE                 SEGMENT RESULTS
                                                2004            2003            2004            2003
i. Revenue and results                   HK$ MILLION     HK$ Million     HK$ MILLION     HK$ Million

Property investment                            4,645           4,275           3,103           2,901
                                         -----------------------------------------------------------
 Hong Kong                                     3,688           3,552           2,793           2,745
 China                                           227             190              58              51
 Hotels                                          730             533             252             105
                                         -----------------------------------------------------------
Communications, media and
  entertainment ("CME")                        3,844           3,578             456             432
                                         -----------------------------------------------------------
 Pay television                                1,888           1,734             469             444
 Internet and multimedia                         481             409             (44)            (85)
                                         -----------     -----------     -----------     -----------
  i-CABLE (before unallocated
    items)                                     2,369           2,143             425             359
 Telecommunications                            1,286           1,253              26              35
 Others                                          189             182               5              38
                                         -----------------------------------------------------------
Logistics                                      3,347           3,221           1,840           1,827
                                         -----------------------------------------------------------
 Terminals                                     2,964           2,868           1,715           1,735
 Other logistics business                        383             353             125              92
                                         -----------------------------------------------------------
                                         -----------     -----------     -----------     -----------
                                              11,836          11,074           5,399           5,160
Property development                             193             189              -             (17)
Investment and others                            175             251              75             163
Inter-segment revenue (Note)                    (251)           (261)              -               -
                                         -----------     -----------     -----------     -----------
                                              11,953          11,253           5,474           5,306
                                         ===========     ===========
Unallocated income and Expenses                                                 (222)           (256)
                                                                         -----------     -----------
Operating profit                                                               5,252           5,050
Borrowing costs                                                                 (239)           (480)
Net other charges
 Telecommunications                                                             (298)            (85)
 Property development                                                            108            (276)
 Investment and others                                                             -             254
Associates
 Property development                                                            649             255
 Terminals                                                                        98              27
 Investment and others                                                             1              10
Jointly controlled entity
 Terminals                                                                        (2)              -
                                                                         -----------     -----------
Profit before taxation                                                         5,569           4,755
                                                                         ===========     ===========


The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Note: Inter-segment revenue eliminated on consolidation includes:

                                                2004            2003
                                         HK$ MILLION     HK$ Million

     Property investment                          80              91
     CME                                         168             161
     Logistics                                     2               7
     Investment and others                         1               2
                                         -----------     -----------
                                                 251             261
                                         ===========     ===========


     GEOGRAPHICAL SEGMENT
     During the year, more than 90 per cent of the Group's revenue and operating results arose in Hong Kong.


(b)  OPERATING PROFIT IS ARRIVED AT AFTER CHARGING:

                                                                               2004            2003
                                                                        HK$ MILLION     HK$ Million

     Depreciation
     - assets held for use under operating leases                               163              85
     - other assets                                                           1,065           1,032
                                                                        -----------     -----------
                                                                              1,228           1,117
     Amortisation of prepaid expenses and programming library                   123             125
     Amortisation of goodwill                                                    50              50
                                                                        -----------     -----------
     Total depreciation and amortisation                                      1,401           1,292
     Staff costs                                                              2,145           1,999
     including:
      Contributions to defined contribution pension
        schemes including MPF schemes                                            69              68
      Increase in liability for defined benefit pension
        schemes                                                                  21              36
     Auditors' remuneration
      Audit services                                                              9               9
      Other services                                                              1               1
     Cost of properties sold during the year                                    175             176
     Loss on disposal of fixed assets                                            27              12

     and crediting:
     Rental income less direct outgoings                                      3,092           2,930
      including :
       contingent rentals                                                       190            104
     Interest income                                                             42             131
     Dividend income from listed investments                                     53              47
     Dividend income from unlisted investments                                  107              76
                                                                        ===========     ===========


The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

(2)  OTHER NET INCOME

     Other net income represents net profit on disposal of investments and includes a revaluation surplus of HK$22 million (2003: deficit of HK$13 million) transferred from the investments revaluation reserves.

(3)  BORROWING COSTS

                                                                               2004            2003
                                                                        HK$ MILLION     HK$ Million

     Interest on:-
      Bank loans and overdrafts                                                  90             233
      Other loans repayable within five years                                   106             202
      Other loans repayable over five years                                       9               -
     Other borrowing costs                                                       59              99
                                                                        -----------     -----------
                                                                                264             534
     Less: Amount capitalised                                                   (25)            (54)
                                                                        -----------     -----------
     Net borrowing costs for the year                                           239             480
                                                                        ===========     ===========

(4)  NET OTHER CHARGES

                                                                               2004            2003
                                                                        HK$ MILLION     HK$ Million

     Net write back of / (provisions for) diminution in value
       of properties held for development and for sale                          108            (276)
     Net provisions for impairment in value of non-trading
       investments                                                                -             (58)
     Impairment of broadcasting and communications equipment                   (298)            (85)
     Deemed profit on distribution of i-CABLE shares                              -             312
                                                                        -----------     -----------
                                                                               (190)           (107)
                                                                        ===========     ===========


(5)  SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

     Share of profits of associates mainly comprises attributable profits arising on disposal of Sorrento and Bellagio residential units and terminal operations. The share of profit for the year also includes an attributable write-back of provisions totalling HK$442 million previously made for diminution in value of Bellagio residential units, based on the current achieved average selling price and prevailing residential property market conditions.

(6)  TAXATION

     (a) The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 17.5% (2003: 17.5%).
     (b) Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.
     (c) Tax underprovision in respect of prior years is principally attributable to the deductibility of certain interest expenses was under dispute with the Inland Revenue Department.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     (d)  Taxation in the consolidated profit and loss account represents:-

                                                                               2004            2003
                                                                        HK$ MILLION     HK$ Million

          CURRENT TAX
          Hong Kong profits tax                                                 702             760
          Underprovision in respect of prior years (note c)                     122              64
                                                                        -----------     -----------
                                                                                824             824
          Overseas taxation                                                       1              17
          Overprovision in respect of prior years                                (9)              -
                                                                        -----------     -----------
                                                                                816             841
                                                                        -----------     -----------
          DEFERRED TAX
          Origination and reversal of temporary differences                     125              (6)
          Effect of increase in tax rate on deferred tax                          -              99
                                                                        -----------     -----------
                                                                                125              93
                                                                        -----------     -----------
                                                                                941             934
          Share of associates' Hong Kong profits tax                             12              18
                                                                        -----------     -----------
                                                                                953             952
                                                                        ===========     ===========



(7)  EARNINGS PER SHARE

     The calculation of earnings per share is based on the earnings for the year of HK$3,767 million (2003: HK$3,043 million) and the weighted average of 2,447 million ordinary shares (2003: 2,447 million ordinary shares) in issue during the year.

     The calculation of diluted earnings per share is based on earnings for the year of HK$3,767 million (2003: HK$3,043 million) and the weighted average of 2,447 million ordinary shares (2003: 2,447 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

     The existence of unexercised options during the year ended December 31, 2004 has no dilutive effect on the calculation of diluted earnings per share for the year ended December 31, 2004.


(8)  FUTURE CHANGES IN ACCOUNTING POLICIES

     For full convergence with International Financial Reporting Standards, the Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively, "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005.

     The Group has not early adopted these new HKFRSs in the accounts for the year ended December 31, 2004.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     The Group has made a preliminary assessment of the impact of these new HKFRSs and has so far concluded that the adoption of Hong Kong Accounting Standards ("HKAS") 40 "Investment Property" and HKAS Interpretation 23 "The Appropriate Policies for Hotel Properties" will have a significant impact on its consolidated accounts as set out below:-

     (a) At present, the Group records its hotel property at valuation in accordance with Statement of Standard Accounting Practice ("SSAP") 17 "Property, plant and equipment". No depreciation is provided on the hotel property as it is maintained in a continuous state of sound repair such that, given the estimated life of the hotel property and its residual value, any depreciation would be immaterial. For the financial year beginning January 1, 2005, the Group will adopt the requirements of HKAS Interpretation 23 and apply them retrospectively. The Group's hotel property will be stated at cost less accumulated depreciation and impairment, if any. The adoption of this new accounting standard at December 31, 2004 would have had the effect of reducing the Group's net assets by approximately HK$2.9 billion or HK$1.17 per share at December 31, 2004, mainly as a result of the reversal of the hotel property revaluation reserve. The preliminary assessment indicates that the annual depreciation on the Group's hotel property on adoption of this new accounting standard will be less than HK$30 million in 2005.

     (b) At present, surpluses or deficits arising on the annual revaluation of the Group's investment properties to open market value at the balance sheet date are dealt with in the investment properties revaluation reserves. Following the adoption of the new HKAS 40, the Group's investment properties will continue to be stated at open market value and all surpluses/deficits arising from the revaluation of the investment properties will be reported in the consolidated profit and loss account. The new HKAS 40 and Accounting Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" require the provision of deferred tax on all these revaluation surpluses/ deficits to be calculated at applicable profits tax rates. If these revised accounting standards had been adopted as at December 31, 2004, the Group's profit attributable to shareholders would have been increased by HK$8.9 billion, being the net revaluation surpluses arising on the Group's investment properties of HK$10.9 billion which have been dealt with in investment properties revaluation reserves less deferred tax of HK$2.0 billion. Furthermore, recognition of deferred tax on the Group's cumulative properties revaluation surpluses is required and hence the Group's net assets as at December 31, 2004 would have reduced by approximately HK$7.4 billion.

     The Group is continuing its assessment of the impact of the new HKFRSs and other significant changes may be identified as a result of this assessment.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

COMMENTARY ON ANNUAL RESULTS

(I)  REVIEW OF 2004 RESULTS AND SEGMENTAL PERFORMANCE

     REVIEW OF 2004 RESULTS

     Profit attributable to Shareholders
     -----------------------------------

     The Group reported a profit attributable to shareholders of HK$3,767 million for the year of 2004, an increase of HK$724 million or 24% over HK$3,043 million achieved in 2003. Earnings per share were HK$1.54, compared to HK$1.24 recorded in the previous year.

     The solid profit growth was largely driven by the steady growth in retail rental income, recovery in the Group's hotel operations from the low base result in 2003, improved profitability of i-CABLE and reduction in borrowing costs.

     Included in the results were non-recurrent provision write-backs of HK$108 million for the Group's certain properties and of HK$442 million for the Bellagio property project held by an associate. This was partially offset by Wharf T&T's write-down of HK$298 million for impairment of certain of its network assets. In 2003, there was total attributable impairment provision of HK$391 million, which comprised HK$306 million for properties and investments and HK$85 million for fixed assets, though a deemed profit of HK$312 million, arising from the distribution of i-CABLE shares as part of the Company's interim dividend for 2003, was reported.

     Excluding the above-mentioned non-recurring items in both years, the Group's net profit would be HK$3,515 million in 2004, an increase of HK$393 million or 13% compared to HK$3,122 million in 2003.

     Group's Turnover
     ----------------

     The Group's turnover for the year was HK$11,953 million, an increase of HK$700 million or 6% over HK$11,253 million earned in 2003. The increase in turnover was chiefly attributable to the improvement in revenue from property investment by HK$370 million, of which the hotel revenue increasing by HK$197 million. The hotel revenue in 2003 was HK$533 million, which was at an extraordinary low level as a consequence of SARS' impact during the year, compared to the levels of HK$730 million in 2004 and HK$616 million in 2002. The Communications, Media and Entertainment (CME) segment also reported revenue growth by HK$266 million mainly derived from the enlarged subscribers and higher airtime sales of i-CABLE group.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Group Operating Profit
     ----------------------

     Group operating profit before borrowing costs for the year 2004 amounted to HK$5,252 million, increased by HK$202 million or 4% from HK$5,050 million in 2003, primarily due to the favourable results of property investment including hotels as explained above. The growth also resulted from the increase in operating profit of the Pay TV and reduction in operating loss of the Broadband business of i-CABLE.


     SEGMENT PERFORMANCE

     Property Investment
     -------------------

     For 2004, the Property Investment segment grew its revenue by HK$370 million or 9% to HK$4,645 million over HK$4,275 million in 2003. Operating profit showed an increase of HK$202 million or 7% to HK$3,103 million. This segment had benefited from the record level of tourists from the Mainland China and overseas markets and the steady economic rebound in Hong Kong. The better business environments also stimulated the retail leasing activities and supported the average rental reversionary growth in 2004. The improvement was partly attributable to the lower base result for the hotel business caused by the SARS incidence in 2003.

     Wharf Estates Limited

     Harbour City

     Harbour City, a core property investment asset of Wharf Estates Limited, generated a turnover of HK$3,061 million for 2004, an increase of HK$329 million over 2003 mainly derived from improvement in retail rentals and hotel revenue.

     2004 saw a healthy increase in retail rental of HK$161 million or 16% to HK$1,193 million. Benefited from the boom in tourism and recovery in domestic consumption, which enabled the Group to further enhance its tenant mix aggressively, high level of occupancy of around 98% was sustained throughout the whole year with average rental rate improved. The office area improved its occupancy steadily to 95% with higher average rental rate achieved by end of 2004 but recorded a decrease in rental revenue by HK$36 million or 4% to HK$945 million, reflecting the adverse reversionary cycle caused by unfavourable rental rates achieved in the past two years. The apartments reported a revenue increase of HK$7 million or 4% to HK$193 million resulted from improving occupancy rate, which reached 83% at end of 2004. Hotel revenue increased by HK$197 million or 37% to HK$730 million, backed by an average occupancy of 91% for 2004, significantly jumped from 67% for last year. Average hotel room rate also reported double-digit growth in 2004.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Times Square

     Times Square, another core investment property asset of Wharf Estates Limited, generated total revenue of HK$837 million, which was slightly lower than the previous year's level by HK$4 million. Despite a steady improvement in occupancy rate that reached 95% at the end of 2004, the rental revenue from the office area was HK$237 million, a decrease of HK$19 million or 7% over 2003. This decrease, which was mainly due to the adverse reversionary impacts of lower average rental rates achieved in the past two years, had been substantially compensated by the improvement of retail area rental by HK$15 million or 3% from HK$585 million for 2003 to HK$600 million, as a result of healthy growth in average rental rate and occupancy level sustained at high level of 96% throughout 2004.

     Plaza Hollywood

     Plaza Hollywood, under Wharf Estates Limited, reported revenue of HK$250 million for 2004, an increase of HK$12 million or 5% over 2003 mainly because of higher achieved average occupancy at about 98% with average rental rate being maintained at nearly the same level as last year.

     At December 31, 2004, the aggregate property value of Harbour City, Times Square and Plaza Hollywood owned under Wharf Estates Limited was HK$59,980 million, based on the revaluation conducted by independent valuers. This portfolio generated total revenue and operating profit of HK$4,148 million and HK$2,875 million respectively for 2004, compared to HK$3,811 million and HK$2,683 million respectively reported in 2003.

     Wharf Estates Development Limited

     Wharf Estates Development Limited owned various residential, office and industrial investment properties located in Hong Kong. Owing to the encouraging performance of rental revenue of the Peak properties as supported by the persistent upsurge in luxurious residential property market and the lacklustre results of its office and industrial properties, the company's aggregate revenue and operating profit for 2004 remained flat over last year.

     Wharf Estates China Limited

     With its two major investment properties in Mainland China, namely, Beijing Capital Times Square and Shanghai Times Square, reporting satisfactorily improved occupancy and rental rates, Wharf Estates China Limited recorded double-digit growth both in aggregate revenue and operating profit in 2004. During late 2004, the podium area of Chongqing Times Square, another investment property in China Mainland, was completed for leasing.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Communications, Media and Entertainment ("CME")
     -----------------------------------------------

     Backed by continuous subscription growth in both Pay TV and Broadband business as well as the remarkable increase in commercial airtime sales of i-CABLE, the total revenue of the CME segment rose to HK$3,844 million, an increase of HK$266 million or 7% over HK$3,578 million achieved in 2003. The aggregate operating profit also recorded an increase of HK$24 million or 6% to current year's HK$456 million.

     i-CABLE

     Buoyed by an improving economy, the i-CABLE group reported another year of record profit and business growth despite intensified competition in its core market in 2004. i-CABLE's total revenue revealed an increase of HK$229 million or 11% to HK$2,372 million and an increase in its operating profit before unallocated items by HK$66 million or 18% to HK$425 million. The net profit of i-CABLE also increased by HK$64 million or 29% to HK$284 million, surpassing all previous records.

     Pay TV

     Pay TV subscribers grew by 47,000 or 7% year-on-year to 702,000 as at the end of 2004, attributable to exclusive broadcast of the popular EURO 2004 football tournament in summer and other programmary and marketing initiatives during the rest of the year. Further buoyed by the remarkable increase in commercial airtime sales, the turnover of Pay TV for 2004 grew by HK$154 million or 9% to HK$1,888 million. Its operating profit recorded an increase of HK$25 million or 6% to reach HK$469 million. ARPU also recorded a year-on-year 2% growth to HK$225.

     Internet and multimedia

     Internet and multimedia revenue for 2004 increased by HK$72 million or 18% to HK$481 million. Its operating loss, on a full cost allocation basis for network cost, nearly halved to HK$44 million as compared to HK$85 million in 2003. The improvement was primarily due to year-on-year growth in broadband subscribers of about 34,000 or 13% to 291,000 at the end of December 2004, largely resulting from picking up of subscription in the second half through successful service enhancement and introduction of bundled packages. ARPU also recorded a year-on-year 9% growth to HK$140 for subscribers renewing under higher price retention plans, but downward pressure resumed in the second half of 2004.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Telecommunications

     Wharf T&T

     The economic recovery did not put the FTNS market back on the growth curve and continuing over capacity drove competition even harder. In such circumstances, the company only managed to increase its telecommunication revenue by HK$17 million or 1% to HK$1,252 million. Its installed base of fixed lines grew by 42,000 lines to 475,000 lines with market share of 12% as at the end of December 2004. The company's revenue from fixed-line telephony services rose by 7% to HK$1,046 million, whilst IDD revenue declined by 19% to HK$206 million. The ratio between fixed lines and IDD improved to 5:1 for 2004, as compared to 4:1 for 2003. The operating profit, however, showed a decrease of HK$17 million or 31% to HK$37 million mainly due to higher depreciation charge.

     The combined turnover and operating profits of Wharf T&T and other telecommunication business was HK$1,286 million and HK$26 million, compared to HK$1,253 million and HK$35 million achieved respectively in last year.

     Logistics
     ---------

     The Logistics segment with most of its contribution from Modern Terminals Limited ("Modern Terminals"), a 55.3%-owned subsidiary, reported an aggregate revenue of HK$3,347 million, represented an increase of HK$126 million or 4% as compared with HK$3,221 million in 2003. The operating profit also increased by HK$13 million or 1% to HK$1,840 million.

     Modern Terminals

     Modern Terminals recorded a 9% throughput growth in 2004. However, the company's total revenue grew by 3% only, given that the throughput growth was largely driven by lower-tariff feeder and transshipment volume. Furthermore, as a result of the increase in operating expenses on higher volume of throughput handled and higher depreciation charge on Container Terminal 9, which commenced operation in late 2003, the company's operating profit was slightly affected. Aided by the significantly higher profit contribution from Modern Terminal's earlier investments in Mainland China through its associates and the lower charge in Profits Tax and deferred tax, its net profit after tax grew satisfactory as compared to last year.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Property development
     --------------------

     Wharf Estates Development Limited and Wharf Estates China Limited launched some minor properties for sale in Hong Kong and China respectively in 2004 and they reported an overall break-even result compared to a loss of HK$17 million in 2003. The sales of Sorrento and Bellagio residential units undertaken through associates continued in 2004 and their results were taken up as the Group's share of associates' profit other than as the Group's turnover and operating profit.

     Borrowing costs
     ---------------

     Due to a persistently low interest rate environment accompanied by its declining net debt level, the Group's net borrowing costs as charged against the results decreased by HK$241 million or 50% to HK$239 million for 2004 from HK$480 million in the previous year. The charge was after capitalization of HK$25 million on related assets for the year under review, compared to HK$54 million in the previous year. The Group's average borrowing cost was 1.56% p.a., reduced further from 2.66% p.a. in 2003.

     Net other charges
     -----------------

     The net other charges recognised in 2004 amounted to HK$190 million, which included Wharf T&T's write-down for impairment of its fixed assets by HK$298 million that was partly compensated by a write-back HK$108 million in respect of the Group's various properties.

     The net other charges in 2003 comprised the deemed profit of HK$312 million arising from a distribution of 244.7 million i-CABLE shares by the Company as part of 2003 interim dividend, net impairment provision of HK$276 million for properties under development, impairment provision of HK$58 million for investments and write off of fixed assets of HK$85 million; all before deduction of minority interest.

     Share of profits less losses of associates and jointly controlled entity
     ------------------------------------------------------------------------

     The share of profits of associates and jointly controlled entity for 2004 was HK$746 million, an increase of HK$454 million over profit of HK$292 million in 2003. The increase was chiefly due to the inclusion of an attributable provision write-back of HK$442 million in respect of the Group's one-third interest in the Bellagio project. Based on the achieved selling price of the Bellagio Phases III and IV, which was launched in September 2004, and the prevailing residential property market conditions, the property provision of HK$1,327 million (HK$442 million attributable to the Group) previously made by the associate undertaking the project was considered no longer required and hence was fully written back in 2004.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Excluding the write-back of provision, the share of associates' and jointly controlled entity's profits for 2004 would be HK$304 million, an increase of HK$12 million or 4%. The increase was mainly attributable to the better profit contribution from sales of Bellagio residential units at higher achieved selling price than previous years and the increasing profit contribution from container port business engaged by the associates of Modern Terminals in China Mainland. The increase, however, was considerably offset by decrease in profit contribution from sales of Sorrento residential units, which had been substantially sold in 2003.

     Profit before taxation
     ----------------------

     The profit before taxation, which include the non-recurring items and provisions as stated above, increased by HK$814 million or 17% from HK$4,755 million for previous year to HK$5,569 million.

     Taxation
     --------

     The taxation charge for the 2004 was HK$953 million, a slight increase of HK$1 million from HK$952 million recorded in last year. Excluding the effect of the 1.5% increase in profit tax rate on deferred tax liability that increased total tax charge by HK$99 million in last year, there was an increase in taxation of HK$100 million for 2004. Such increase was mainly attributable to higher taxable profits and tax provision for profits in respect of prior years in which deductibility of certain interest expenses were under dispute with the Inland Revenue Department.

     Minority interests
     ------------------

     Minority interests were HK$849 million compared to HK$760 million in 2003. The increase arose mainly from better results achieved by the Group's non-wholly owned subsidiaries including Harbour Centre Development Limited and i-CABLE.

     Included in the Group's profit attributable to the shareholders is profit of HK$1,178 million (2003: HK$1,051 million) contributed aggregately from three major non-wholly owned subsidiaries, namely, the 55.3%-owned Modern Terminals, 67.1%-owned i-CABLE and 66.8%-owned Harbour Centre Development Limited. Total dividends received from these subsidiaries amounted to HK$916 million for the year 2004 (2003: HK$891 million).

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

(II) LIQUIDITY AND FINANCIAL RESOURCES

     Shareholders' funds
     -------------------

     The Group's consolidated net asset value was HK$65,168 million or HK$26.63 per share at December 31, 2004, grew from HK$51,628 million or HK$21.09 per share at December 31, 2003, respectively. The increase of HK$13,540 million or 26% was primarily due to the net attributable appreciation of HK$11,183 million in the Group's investment and hotel property portfolios, on revaluation by independent valuers at December 31, 2004.


     ---------------------------------------------------------------------------

     Supplemental Information
     ------------------------
     To better reflect the underlying net asset value of the Group, the following objective-base adjustments are given below:

                                                                       Per share

     Book net asset value at December 31, 2004                          HK$26.63
     Add adjustments for:-
     Modern Terminals
     - based on the previous average transaction prices                     2.37

     i-CABLE
     - based on market value at December 31, 2004 (@HK$2.90 p.s.)           1.11
                                                                       ---------
     Adjusted net asset value per share at December 31, 2004            HK$30.11
                                                                       =========


     ---------------------------------------------------------------------------

     Net cash generated from the Group's operating activities
     --------------------------------------------------------

     For the year under review, net cash generated from the Group's operating activities was HK$5.7 billion, an increase of HK$0.3 billion over HK$5.4 billion in 2003. The increase was largely due to the increase in operating profit and reduction in interest payment. Net cash outflow of HK$0.6 billion was recorded for investing activities, which comprised mainly the Group's capital expenditure aggregating HK$1.8 billion and net receipts of repayments of advances of HK$1.1 billion from the associates undertaking the property developments of Bellagio and Sorrento.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Capital expenditure
     -------------------

     The capital expenditure, including programming library, incurred by the Group's core businesses during the year and related capital commitments at the year-end date are analysed as follows:



                                                               Capital Commitments as at
                                                                   December 31, 2004
                                                           ---------------------------------
     Business Unit/Company                     Capital         Authorised         Authorised
                                           Expenditure                And            But not
                                              For 2004     Contracted for     Contracted for
                                           HK$ Million        HK$ Million        HK$ Million

     Property investments/others
     China                                         164                 80                844
     Harbour City                                  138                313                 19
     Other properties/others                       123                272                  -
                                           -------------------------------------------------
                                                   425                665                863
     Wharf T&T                                     309                 81                 67
                                           -------------------------------------------------
                                                   734                746                930
     Modern Terminals (55.3% owned)                571                472                422
     i-CABLE (67.1% owned)                         491                713                142
                                           -------------------------------------------------
                                                 1,796              1,931              1,494
                                           =================================================
     At December 31, 2003                        1,676              1,099              1,419
                                           =================================================


     The capital expenditure of i-CABLE and Wharf T&T mainly related to procurement of their network equipment while that of Modern Terminals was substantially incurred for the equity investment of HK$0.35 billion in Taicang port, Suzhou, Mainland China and HK$0.22 billion for additions of plant and equipment and construction of Container Terminal 9. i-CABLE and Modern Terminals, 67.1% and 55.3% owned by the Group respectively funded their own capital expenditure programmes. The authorized and contracted for capital commitments for the Group increased by HK$0.8 billion from HK$1.1 billion at December 31, 2003 to HK$1.9 billion at December 31, 2004, which was mainly due to the increase in i-CABLE group's commitment in programming rights.

     In addition to the above, the Group had planned expenditures at the end of 2004 of approximately HK$1.8 billion (2003: HK$2.5 billion) mainly related to the properties under development for sale in China Mainland.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Major property and investment projects undertaken by associates
     ---------------------------------------------------------------

     Bellagio

     Pre-sale of Bellagio residential units of Phases III and IV undertaken by an associate, 1/3 owned by the Group, was first launched in September 2004 with an encouraging market response. For the year under review, 684 units in Phase III and IV were pre-sold and 105 units of Phase I and II were sold. As at December 31, 2004, cumulative sales reached 1,690 units (or 99%) for Phases I and II and 684 units (or 40%) for Phases III and IV.

     At December 31, 2004, the cash deposits in stakeholders' account from pre-sale of Bellagio Phases III and IV amounted to HK$0.6 billion, which would be sufficient to fully cover its outstanding construction costs for completion of the project. The project company did not have any external borrowings at December 31, 2004.

     As the Phases III and IV are still at its development stage, a portion of the pre-sale profit was recognized according to the Group's accounting policy.

     Sorrento

     Sale of the Sorrento residential units undertaken by an associate, 40%-owned by the Group, is continuing. For the year under review, 120 units of Sorrento were sold. At December 31, 2004, the 1,272 Phase I units of Sorrento were all sold whereas 827 Phase II units or 97% were sold.

     At December 31, 2004, the cash deposits in Sorrento's stakeholders account amounted to HK$0.3 billion, which would be sufficient to fully cover its outstanding construction cost for completion of the whole project. The project company did not have any external borrowings at December 31, 2004.

     Western Kowloon Cultural District Project ("WKCD")

     A consortium comprising the Group (40%), Sino Land Company Limited (40%) and Chinese Estates Holdings Limited (20%) have been formed and submitted a proposal to the Hong Kong SAR Government in respect of the WKCD.

     On November 10, 2004, the Government announced that three bidders had been short-listed, including the above-mentioned consortium. Public consultation exercises on WKCD are in progress. At present, there is no firm commitment made by the Group.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     Gearing ratios
     --------------

     As at December 31, 2004, the ratio of net debt to total assets decreased to 15.4%, while the ratio of net debt to shareholders' equity also decreased to 21.6%, compared to 21.4% and 32.9% at December 31, 2003, respectively. The Group's net debt dropped substantially from HK$17.0 billion at December 31, 2003 to HK$14.1 billion at December 31, 2004, which was made up of HK$16.4 billion in debts less HK$2.3 billion in deposits and cash. Included in the Group's debts were loans of HK$1.6 billion borrowed by a non-wholly owned subsidiary, Modern Terminals (2003: HK$1.3 billion borrowed by Modern Terminals). These loans are without recourse to the Company and other subsidiaries of the Group.

     Availability of committed and uncommitted facilities
     ----------------------------------------------------

     During 2004, the Group had prepaid and cancelled some of its loan facilities with higher interest margins and/or shorter maturity. To take advantage of the ample liquidity in the local banking market, the Group managed to obtain new banking facilities amounting to HK$9.8 billion, with tenors ranging from 1 to 7 years, on more favorable terms.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

     The Group's available loan facilities and debt securities amounted to HK$22.8 billion. Debts totaling HK$16.4 billion were outstanding at December 31, 2004, against the available facilities as analysed below:

                                                                     31/12/2004
                                                    -------------------------------------------
                                                    Available       Total               Undrawn
                                                     Facility        Debt              Facility
                                                          HK$         HK$                   HK$
     Debt Maturity                                    Billion     Billion               Billion

     Company and wholly owned subsidiaries
     -------------------------------------
     Committed facilities
     Repayable within 1 year                              1.8         1.3       8%          0.5
     Repayable between 1 to 2 years                       1.9         1.9      12%            -
     Repayable between 2 to 3 years                       2.9         2.9      18%            -
     Repayable between 3 to 4 years                       2.2         1.9      12%          0.3
     Repayable between 4 to 5 years                       2.8         2.8      17%            -
     Repayable after 5 years                              4.4         1.9      12%          2.5
                                                    ---------     -------     ----     --------
                                                         16.0        12.7      79%          3.3
     Uncommitted facilities                               2.6         1.6       9%          1.0
                                                    ---------     -------     ----     --------
                                                         18.6        14.3      88%          4.3
     Non wholly-owned subsidiaries
     - Committed and uncommitted
     -------------------------------------
     Modern Terminals Limited                             2.9         1.6       9%          1.3
     i-CABLE Communications Limited                       0.6           -       -%          0.6
     -------------------------------------
     Others                                               0.7         0.5       3%          0.2
                                                    ---------     -------     ----     --------
                                                         22.8        16.4     100%          6.4
                                                    =========     =======     ====     ========
     ------------------------------------------------------------------------------------------
     - Secured                                              -           -       -%            -
     - Unsecured                                         22.8        16.4     100%          6.4
     ------------------------------------------------------------------------------------------
                                                    ---------     -------     ----     --------
     Total                                               22.8        16.4     100%          6.4
                                                    =========     =======     ====     ========


     As at December 31, 2004, a HK$34 million debt of the Group was secured by mortgage over a property under development with carrying value of HK$271 million. At December 31, 2003, debts amounted to HK$414 million was secured by mortgages over certain investment properties with an aggregate carrying value of HK$3,732 million.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

      An analysis of the Group's total debts by currency at December 31, 2004 is shown as below:

                                                                   HK$ Billion
                                                                   -----------

      Hong Kong dollar                                                    12.8
      United States dollar (swapped into Hong Kong dollars)                3.6
                                                                   -----------
                                                                          16.4
                                                                   ===========

      The Group's debts are primarily denominated in Hong Kong and US dollars and all US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

      The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

      The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at December 31, 2004, the Group also maintained a portfolio of long-term investments, primarily in blue-chip securities, with a market value of HK$1.6 billion.


(III) EMPLOYEES

      The Group has approximately 10,904 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the year 2004 amounted to HK$2,145 million, compared to HK$1,999 million of 2003.


BOOK CLOSURE

The Register of Members of the Company will be closed from Wednesday, May 11, 2005 to Wednesday, May 18, 2005, both days inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to March 31, 2004, which remain applicable to results announcements in respect of accounting periods commencing before July 1, 2004 under the transitional arrangements, will be published on the Stock Exchange's website in due course.



                                                     By Order of the Board
                                                       WILSON W. S. CHAN
                                                           Secretary


Hong Kong, March 15, 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Peter K. C. Woo, Mr. Gonzaga W. J. Li, Mr. Stephen T. H. Ng, Mr. Paul M. P. Chan, Professor Edward K. Y. Chen, Mr. Paul M. F. Cheng, Dr. Raymond
K. F. Ch'ien, Mr. Erik B. Christensen, Hon. Vincent K. Fang, Mr. Hans Michael Jebsen, Mr. Christopher P. Langley, Mr. Quinn Y. K. Law, Ms. Doreen Y. F. Lee, Mr. T. Y. Ng and Mr. James E. Thompson.

The Wharf (Holdings) Limited - 2004 Results Announcement
(15 March 2005)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         THE WHARF (HOLDINGS) LIMITED - WHARF


Date: March 16, 2005


                                         By:  /s/ Wilson Chan
                                            --------------------------------
                                            Name:  Wilson Chan
                                            Title: Company Secretary